Exhibit 10.26

WASTE INDUSTRIES USA, INC.

1998 BOARD OF DIRECTOR COMPENSATION PLAN

For fiscal years 1998 through 2003, the non-employee directors of Waste Industries USA, Inc. received an annual retainer fee in cash or shares of Waste Industries common stock equal in value to $5,000, plus $500 in cash or stock, all at the option of the individual director, for attending each meeting of the Board of Directors and each Board of Directors’ committee meeting. For fiscal years 2004 and 2005, the retainer was increased to $15,000 and the per meeting fee was increased to $1,000 unless attendance was by telephone for which a fee of $500 was paid. In fiscal 2006, the per meeting fee was increased to $1,200, with $600 for attendance by telephone. Beginning in fiscal 2002, the chairman of the Audit Committee received an annual fee of $20,000, which was in addition to his regular director fees, and was reimbursed for his out-of-pocket expenses in performing his duties for the Committee.

In addition, beginning in fiscal year 2002, the non-employee directors of Waste Industries received options to purchase shares of Waste Industries common stock in an amount equal to $7,000 per year. The actual number of options was calculated as of year-end by using the Black-Scholes method of valuation. The exercise price of the options was the fair market value on the date of grant. Directors had to serve until the end of the calendar year to receive the grant of options.